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A
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington, DC
106

SEC FILE NUMBER
8- 67425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 21 floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard, LLC
(Name – *if individual, state last, first, middle name*)

350 5th Avenue, 68 floor	New York	NY	10118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vinayek K. Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCM Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH SKLOVER
Notary Public - State of New York
NO. 01SK6186302
Qualified in New York County
My Commission Expires 4-28-12

Signature

Chief Executive Officer
Title

Kenneth Sklover
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCM Securities, LLC

Report on Audit of Statement
of Financial Condition
and Supplemental Information

December 31, 2011

SEC File No. 8-67425

ParenteBeard

CONFIDENCE THROUGH CLARITY

VCM Securities, LLC

Report on Audit of Statement
of Financial Condition
and Supplemental Information

December 31, 2011

SEC File No. 8-67425

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC document.

ParenteBeard

Independent Auditors' Report

Member
VCM Securities, LLC

We have audited the accompanying statement of financial condition of VCM Securities, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of VCM Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplemental information is presented for additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

ParenteBeard LLC

New York, New York
February 27, 2012

VCM Securities, LLC

Statement of Financial Condition
December 31, 2011

Assets

Assets	
Cash	$ 96,731
Receivables from brokers	16,007
Commissions receivable	15,750
Prepaid expenses	4,860
Cash deposit with clearing organization	125,000
Total assets	$ 258,348

Liabilities and Member's Equity

Liabilities	
Accrued expenses and other liabilities	$ 54,080
Loan payable – related party	125,000
Total liabilities	179,080
Commitments and Contingencies	
Member's Equity	79,268
Total liabilities and member's equity	$ 258,348

See notes to financial statement

1. Organization and Nature of Business

VCM Securities, LLC ("VCM" or "the Company"), a single member limited liability company, formed on August 17, 2006 in the State of New York and began limited operations in March 2007. VCM is a wholly-owned subsidiary of Vyapar Capital Market Partners LLC ("Parent"). VCM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") in the State of New York, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). VCM was organized to engage as a broker of fixed income securities.

VCM is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of SEC rule 15c3-3.

The Company evaluated subsequent events for recognition or disclosure through February 27, 2012, the date the financial statement was available to be issued.

Liquidity

Management believes that cash on hand and expected cash generated from operating activities will be sufficient to meet the Company's obligations and fund its day-to-day operations for the next 12 months. The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Note 3). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and the National Futures Association (Note 3). During the year ended December 31, 2011, the Company received capital infusions from the Parent company in order to comply with the net capital requirements of these regulators. The Parent company has the ability to continue to infuse additional capital if necessary during the next 12 months ending December 31, 2012. The Parent company has pledged to support the Company by infusing additional capital if necessary during the next 12 months ending December 31, 2012. An inability to meet regulatory net capital requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes

VCM as a single member LLC is a disregarded entity for tax purposes and is included in the consolidated income tax returns filed by its Parent. Accordingly, no provision or benefit for federal or state income taxes is reflected in these financial statements. The LLC is required to pay the New York City minimum tax.

Fair Value of Financial Instruments

As of December 31, 2011, the carrying amount of cash, receivables from brokers, commissions receivable, prepaid expenses and other liabilities approximate fair value because of the short-term nature of these items.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, VCM has defined cash equivalents as highly liquid investments, with maturities when purchased of less than three months that are not held for sale in the ordinary course of business. VCM held no cash equivalents at December 31, 2011.

VCM maintains cash in bank accounts which, at times, may exceed federally insured limits. VCM has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Commission Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as security transactions occur.

3. Net Capital Requirements

VCM is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $45,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. As of December 31, 2011, VCM had net capital of $38,658 which was $26,719 in excess of its required minimum net capital requirement of $11,939. VCM's net capital ratio was .04 to 1 as of December 31, 2011.

4. Related Party Transactions

In December 2006, VCM entered into a Service Agreement ("Agreement") with its Parent whereby the Parent provides administrative services and support functions to VCM. At December 31, 2011, there was no balance due to Parent for services rendered under the Agreement.

In April 2009, VCM entered into a three year agreement with an entity which is 100% owned by a Director of VCM's Parent Company. Under the terms of this agreement the entity has agreed to underwrite the deposit account (up to $300,000) with the Company's clearing organization. VCM is required to pay an annual 10% facility fee in lieu of interest to the related party entity on amounts drawn down under this agreement. $125,000 has been drawn and deposited with the clearing organization.

5. Market and Credit Risks

VCM's trading activities consist of executing securities transactions on a riskless principal or give up basis. Substantially all transactions are expected to settle within three business days for cash. VCM has a policy for reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions.

VCM Securities, LLC

SUPPLEMENTAL INFORMATION

Required By CFTC Regulation 1.16 and SEC Rule 17a-5 of the Securities and Exchange Act of 1934 as of December 31, 2011

ParenteBeard

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
VCM Securities, LLC

In planning and performing our audit of the financial statement of VCM Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and by Regulation 1.16 of the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and Regulation 1.17(2), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission (CFTC)'s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, CFTC, FINRA, NFA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

New York, New York
February 27, 2012